Exhibit 99.3

DESCRIPTION OF SECURITIES

Share Capital

Authorized Share Capital

Under Dutch law, the authorized share capital of a public limited liability company is the maximum capital that we may issue without amending the articles of association and may be a maximum of five times the issued capital. The articles of association provide for an authorized share capital in the amount of €194,454,208.32.

Our authorized share capital is divided into:

•	1,498,386,411 Class A Shares;

•	24,413,065 Class B Shares; and

•	24,413,065 Class C ordinary shares (the “Class C Shares” and, collectively with the Class A Shares and Class B Shares, the “Shares”).

As of the moment the Company’s issued and outstanding share capital amounts to €175,000,000, the authorized share capital shall automatically increase to €399,999,999.60, which will be divided into:

•	3,277,268,005 Class A Shares;

•	24,413,065 Class B Shares; and

•	24,413,065 Class C Shares.

At the Company’s extraordinary general meeting which occurred on May 25, 2023 (the “EGM”), the Company’s shareholders approved the reduction of the nominal value of each Class A Share, Class B Share and Class C Share to €0.01, €0.03 and €0.02, respectively, and the related reduction of the authorized share capital of the Company to €16,204,517.36 (expected to become effective on or around August 1, 2023 following the lapse of two months after the announcement in the Dutch newspaper Trouw of the filing of such shareholders’ resolutions with the Dutch Commercial Register and assuming no creditor objection) (the “Share Capital Reduction”). Should the Share Capital Reduction be effectuated, the articles of association will provide for an authorized share capital in the amount of €16,204,517.36, which will be divided into:

•	1,498,386,411 Class A Shares;

•	24,413,065 Class B Shares; and

•	24,413,065 Class C Shares.

Further, should the Share Capital Reduction be effectuated, as of the moment the Company’s issued and outstanding share capital would amount to €15,000,000, the authorized share capital shall automatically increase to €33,993,333.30, which will be divided into:

•	3,277,268,005 Class A Shares;

•	24,413,065 Class B Shares; and

•	24,413,065 Class C Shares.

Issued and Outstanding Share Capital

Our issued and outstanding share capital as of July 5, 2023 consisted of:

•	380,756,733 Class A Shares; and

•	23,113,065 Class B Shares.

As of July 5, 2023, we held in treasury 770,000 Class C Shares. At the General Meeting held on July 7, 2023, the Company’s shareholders voted to approve the cancellation of 770,000 Class C Shares held in treasury, to occur on a date determined by the Board taking into account the required objection period of two months under Dutch law.

Authorization of Issuance of Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the General Meeting. The articles of association provide that Shares may be issued pursuant to (i) a resolution proposed by the Board and adopted by the General Meeting or (ii) a resolution of the Board if, pursuant to a resolution of the General Meeting, the Board has been authorized for a specific period not exceeding five years to issue Shares. Pursuant to the articles of association, the General Meeting may authorize the Board to issue Shares or grant rights to subscribe for Shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent that, such authorization is effective, the General Meeting will not have the power to issue Shares or grant rights to subscribe for Shares. Pursuant to the articles of association, Shares shall be issued up to the amount of the authorized share capital (from time to time).

Currently, the Board is irrevocably authorized to (i) issue Class A Shares and to grant rights to subscribe for Class A Shares, all to the extent the Company has committed itself in connection with the employee stock option program implemented by Lilium GmbH in 2017, the Lilium 2021 Equity Incentive Plan and the Lilium 2021 Employee Share Purchase Plan for a period of five years as of September 10, 2021, in an amount up to a maximum of 46,725,378 Class A Shares (the “ESOP Issuance Delegation”), (ii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from the EGM date up to 30% of the issued share capital calculated as of May 25, 2023 (the “May 2023 Issuance Delegation”) and (iii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from July 7, 2023 up to 10% of the issued share capital calculated as of July 7, 2023 (the “July 2023 Issuance Delegation”).

Pre-emptive Rights

Under the articles of association, each holder of Class A Shares or Class B Shares (as applicable) shall have a pre-emption right pro rata to the total number of (in aggregate) Class A Shares and Class B Shares (whereby the Class A Shares and Class B Shares shall, for the purposes hereof, be treated as a single class of shares) held by such person on the date of the resolution to issue the Class A Shares and/or Class B Shares, it being understood that this pre-emption right shall not apply to an issuance of Class A Shares:

•	to employees of Lilium or employees of a Lilium group company; and

•	to a person exercising a previously obtained right to acquire Class A Shares or Class B Shares, in accordance with the provisions of the articles of association.

No pre-emption rights shall apply in respect of an issuance of Class C Shares. The pre-emptive rights in respect of newly issued Class A Shares or Class B Shares may be restricted or excluded by a resolution of the General Meeting, upon proposal by the Board. Pursuant to the articles of association, the General Meeting may authorize the Board to limit or exclude the pre-emptive rights in respect of newly issued Class A Shares or Class B Shares. Such authorization for the Board can be granted and extended, in each case for a period not exceeding five years. A resolution of the General Meeting to restrict or exclude the pre-emptive right or to authorize the Board to limit or exclude the pre-emptive rights requires a majority of at least two-thirds of the votes cast, if less than half of the issued capital is represented at the General Meeting.

The Board is currently irrevocably authorized (i) for a period of five years as of September 10, 2021 to limit or exclude pre-emptive rights in relation to the issuance of Class A Shares or rights to subscribe for Class A Shares under the ESOP Issuance Delegation, (ii) for a period of 36 months following May 25, 2023, to limit or exclude pre-emptive rights in relation to the issuance of Class A Shares or rights to subscribe for Class A Shares under the May 2023 Issuance Delegation and (iii) for a period of 36 months following July 7, 2023, to limit or exclude pre-emptive rights in relation to the issuance of Class A Shares or rights to subscribe for Class A Shares under the July 2023 Issuance Delegation.

Capital Reduction

The General Meeting may resolve to reduce our issued share capital by (i) cancelling Shares or (ii) reducing the nominal value of the Shares by amending the articles of association (provided that the nominal value of a Share cannot be less than €0.01). In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel Shares may only relate to Shares held by Lilium itself or in respect of which Lilium holds the depository receipts. Under Dutch law, a resolution of the General Meeting to reduce the number of Shares must designate the Shares to which the resolution applies and must lay down rules for the implementation of the resolution. A resolution of the General Meeting to reduce the capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued capital is represented at the General Meeting.

A reduction of the nominal value of Shares without repayment and without release from the obligation to pay up the Shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction).

A resolution that would result in a reduction of capital requires approval by a majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

On May 25, 2023, at the EGM, the Company’s shareholders approved the Share Capital Reduction pursuant to an amendment to the articles of association such that the nominal value of the Class A Shares, Class B Shares and Class C Shares will be reduced to €0.01, €0.03 and €0.02, respectively, expected to become effective on or around August 1, 2023 following the lapse of two months after the announcement in the Dutch newspaper Trouw of the filing of such shareholders’ resolutions with the Dutch Commercial Register and assuming no creditor objection. The difference between the current nominal value per issued share and the proposed reduced nominal value per issued share will be added to the distributable reserves of the Company.

General Meetings and Voting Rights

Voting Rights and Quorum

In accordance with Dutch law and the articles of association, and in each case without prejudice to the Voting Cap (as defined hereinafter) being applicable to any shareholder:

•	each Class A Share confers the right to cast 12 votes in a General Meeting;

•	each Class B Share confers the right to cast 36 votes in a General Meeting; and

•	each Class C Share confers the right to cast 24 votes in a General Meeting.

At the EGM, the Company’s shareholders approved the Share Capital Reduction. Under Dutch law, the number of votes is equal to the nominal value of each share. As a consequence of, and following the reduction of, the nominal value per share, each Class A Share shall confer the right to cast 1 vote, each Class B Share shall confer the right to cast 3 votes and each Class C Share shall confer the right to cast 2 votes. This reduction of the nominal value will be implemented with due observance of the relevant provisions of Dutch law, including the requirement to file the shareholders’ resolution with the Dutch Commercial Register. During a period of two months, which started on May 27, 2023, the date of the announcement in the Dutch newspaper of the filing with the Dutch Commercial Register, any creditor of the Company may file objections to the contemplated change with the court of Amsterdam. The reduction of the nominal value of each Class A Share, Class B Share and Class C Share will be implemented pursuant to the execution of the notarial deed of amendment of the articles of association of the Company. The notarial deed of amendment of the articles of association of the Company will only be executed after the two-month objection period and subject to the condition that no objections have been received during that period or, in the event one or more of the Company’s creditors have opposed the Share Capital Reduction, after the opposition has been lifted.

No votes may be cast at a General Meeting in respect of Shares that are held by the Company or any subsidiary, nor in respect of Shares for which the Company or any subsidiary holds depositary receipts. However, holders of a right of pledge or a right of usufruct on Shares held by the Company or a subsidiary are not excluded from voting, if the right of pledge or the usufruct was created before the Share belonged to the Company or the subsidiary. The Company or the subsidiary may not cast a vote in respect of a Share on which it holds a right of pledge or a right of usufruct.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the General Meeting) of a shareholder, which proxy holder does not need to be a shareholder. Only the holder of a usufruct or pledge on Class A Shares shall have the voting rights attached thereto if so transferred and provided for when the usufruct or pledge was created.

The voting of any shareholder who opts in for the Shareholders’ Covenant (as defined in the articles of association) and is in breach of its commitment not to hold and/or acquire more than 24.9% of the total voting rights exercisable in the General Meeting, is capped at 24.9% of the votes that may be issued in the relevant General Meeting (the “Voting Cap”). The foregoing is subject to the Board determining that the relevant shareholder is in breach of its Shareholders’ Covenant.

Each of our shareholders is obliged to provide the Board with all information relevant to assess the applicability of the Voting Cap to the number of votes in the General Meeting available to such shareholder.

Under the articles of association, blank votes (votes where no choice has been made) and invalid votes shall not be counted as votes cast.

Resolutions of the shareholders are adopted at a General Meeting by a majority of votes cast, except where Dutch law or the articles of association provide for a special majority in relation to specified resolutions. Subject to any provision of mandatory Dutch law, the articles of association do not provide for a quorum requirement other than for the following:

(i)	a resolution to amend the articles of association as result of which one or more of the following articles is amended or abolished requires the prior approval of the Class A Shares, which approval can only be granted by a majority of the votes cast in a meeting in which at least 50% of the issued and outstanding Class A Shares are present or represented:

•	article 1 subsections j, n, s, aa, bb, dd, mm or nn;

•	article 4 paragraph 2 or paragraph 3, to the extent it concerns a change of the nominal value of the Shares;

•	article 4A;

•	article 7 paragraph 1 or paragraph 2;

•	article 16 paragraph 10, paragraph 11 or paragraph 12;

•	article 22 paragraph 5;

•	article 26 paragraph 4; and

(ii)	a resolution to amend the articles of association as a result of which article 14 paragraph 3 or article 26 paragraph 5 is amended or abolished, which requires within the first three years after the Closing Date a majority of at least 85% of the votes cast in a meeting in which at least 85% of the issued and outstanding share capital is present of represented.

Subject to certain restrictions in the articles of association, the determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. The Board will keep a record of the resolutions taken at each General Meeting.